Mail Stop 3561

      October 5, 2005


Roland Bryan
President, CEO and Chairman
MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, California  93101

	RE:  	MachineTalker, Inc.
      Amendment No. 1 to Form SB-2
      Filed September 27, 2005
      File No. 333-127080

Dear Mr. Bryan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selling Security Holders, page I-12
1. We note your response to our prior comment 17. Please state in the prospectus that Bruce Pennell has voting or investment control of
BRP Enterprises.

Management`s Discussion and Analysis, page I-43

Current Overview, page I-45

General
2. In your results of operations, we note that there have been significant increases or decreases in particular line items, such as research and development, and that you list more than one reason for such changes. Please quantify the impact of each factor when multiple factors contribute to material fluctuations in line items.


Results of Operations 	for the Six Months Ended June 30, 2005,
page
I-45

Research and Development, page I-46
3. Separately tell us the amounts of research and development activities incurred in connection with the Kellogg, Brown & Root as well as NASA contracts. Further, tell us why you do not believe such expenses should be attributed to the cost of revenue. Refer to Rule
5-03.2 of Regulation S-X.

Liquidity and Capital Resources, page I-47
4. We note your statement on page I-48 that you "do not anticipate, however, any significant capital expenditures." It is unclear why you do not anticipate any significant capital expenditures in the next 12 months, in light of your disclosure on page I-6 that you "intend to invest heavily in completing development of and enhancing
[y]our smart security network technology." In this regard, please identify the specific costs associated with your "plan of securing new OEM relationships and developing requisite products" and quantify these anticipated costs to the extent possible. For example, please address whether you expect your research and development costs to continue to increase.

Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-18
5. We refer to your response to our prior comment 35. We note that your disclosure continues to state that you "are in the process of developing and implementing accrual based revenue recognition policies." Since this policy does not comply with GAAP, please revise to delete this statement and update your revenue recognition policy accordingly.
6. We refer to your responses to our prior comments 27 and 35. More specifically, we note your statement that you believe you "appropriately recognized the milestone payments in 2004 and in the second quarter of 2005 because the Company delivered the products for which it received payment and the earnings process was completed." Please tell us in greater detail:

* How you complied with your policy during the year ended December 31, 2004 and in the second quarter of 2005.
* The products that were shipped, when you shipped such products to your customers and when you recognized the related revenues.
* If you had any remaining obligations and the nature of those obligations with respect to these products or the related contracts.
7. We note that your contracts with Kellogg, Brown & Root and NASA appear to include a significant software component, or embedded software. Tell us the factors you considered when determining whether software is more than incidental to the product or services that you provide. Refer to paragraph 2 of SOP 97-2.
8. We further note that the contracts required significant design and product development activity by you. Tell us how you considered paragraphs 7 and 8 of SOP 97-2 when recognizing revenue.
9. Tell us whether your original equipment manufacturers have the right to return unsold products and discuss the impact of this right to return on your revenue recognition policy.

Exhibit 5.1 - Opinion of Richardson & Associates
10. Counsel`s opinion is limited to California law. However, MachineTalker, Inc. is a Delaware corporation. Therefore,
Richardson
& Associates must opine with respect to the issuance of the shares under Delaware law.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
(202) 551-3359, or Albert Pappas, Senior Staff Attorney, at (202) 551-3378, with any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (310-393-2004)
      Mark Richardson, Esq.
	Richardson & Associates
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Mr. Bryan
MachineTalker, Inc.
October 5, 2005
Page 4